UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-39803

Meiwu Technology Company Limited

(Translation of registrant’s name into English)

Unit 304-3, No.19, Wanghai Road, Siming District

Xiamen, Fujian, People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

As previously disclosed in a Report on Form 6-K furnished with the U.S. Securities and Exchange Commission on September 23, 2026 (the “Original Form 6-K”), on September 22, 2026, Xiamen Chunshang Health Technology Co., Ltd (“Xiamen Chunshang”), a wholly and indirectly owned subsidiary of Meiwu Technology Company Limited (the “Company”), completed its previously announced acquisition of 100% equity interests of Xiamen Hemeitong Commercial Co., Ltd. (“Xiamen Hemeitong”) pursuant to an equity transfer agreement (the “Agreement”, the transaction contemplated therein, the “Acquisition”) by and among Xiamen Chunshang, Xiamen Hemeitong, and two shareholders of Xiamen Hemeitong (the “Sellers”), dated as of August 20, 2026.

This Amendment No. 1 on Form 6-K amends the Original Form 6-K to provide (1) the audited consolidated financial statements of Xiamen Hemeitong as of December 31, 2025 and December 31, 2024 and for the fiscal years ended December 31, 2025 and 2024, the notes related thereto, and the Report of Independent Registered Public Accounting, Enrome LLP, dated October 2, 2026; (2) the unaudited pro forma condensed combined consolidated financial information of the Company and Xiamen Hemeitong as of and for the fiscal year ended December 31, 2025, and the notes related thereto; and (3) the consent letter of Enrome LLP.

Exhibits

Exhibit No.	Description
23.1	Consent Letter of Enrome LLP
99.1	Audited financial statements of Xiamen Hemeitong Trading Co., Ltd. for the years ended December 31, 2025 and 2024 the notes related thereto, and the Report of Independent Registered Public Accounting Firm, Enrome LLP, dated October 2, 2026
99.2	Unaudited pro forma condensed combined financial information of the Company and Xiamen Hemeitong Trading Co., Ltd. as of and for the period ended December 31, 2025, and the notes related thereto

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 2, 2026

Meiwu Technology Company Limited

By:	/s/ Changbin Xia
Name:	Changbin Xia
Title:	Chairman of the Board

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